[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                             Dean M. Smurthwaite
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada



June 22, 2007



Jason Wynn
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      PATCH INTERNATIONAL, INC.
         REVISED PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C FILED APRIL 25, 2007
         FILE NO. 0-28627

Dear Mr. Wynn:

The comments of the Staff in its letter dated April 19, 2007, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this amended preliminary information statement, we are sending three hard copies of this letter, together with three hard copies of the amended preliminary information statement, marked to show all of the changes. The numbers circled in the margin correspond to the number of the comment.

REVISED PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 1. IT APPEARS MORE THAN TEN PERSONS OTHER THAN OFFICERS, DIRECTORS AND GREATER THAN 5% OWNERS WERE SOLICITED. WE DIRECT YOU TO RULES 14A-1 AND 14A-2 OF REGULATION 14A AND THE DEFINITION OF "SOLICITATION". BASED ON THE INFORMATION PROVIDED REGARDING THE TOTAL NUMBER OR PERSONS SOLICITED AND FROM WHOM PROXIES WERE OBTAINED, IT DOES NOT APPEAR THAT YOU ARE ELIGIBLE TO MAKE USE OF
         SCHEDULE 14C. PLEASE PROVIDE A DETAILED ANALYSIS OF YOU ELIGIBILITY TO USE SCHEDULE 14C AS APPOSED TO SCHEDULE 14A.

         RESPONSE: We have revised our use of Schedule 14C. In accordance with the instructions received during a telephone conversation with Jason Wynn, we are submitting the revised document as a Revised Preliminary Proxy Statement on Schedule 14A.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF, PAGE 9

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 11. PLEASE DISCLOSE YOUR RESPONSE IN YOUR FILING. FOR INSTANCE, PLEASE MAKE CLEAR WHY THE CLASS A AND CLASS B PREFERRED VOTING STOCK ARE EXCLUDED FROM THE BENEFICIAL OWNERSHIP TABLE.

         RESPONSE: The response to prior comment 11 has been included in the disclosure document. Please see the Revised Preliminary Proxy Statement on Schedule 14A at page 8, footnote 5 to the table of Security Ownership of Certain Beneficial Owners and Management.

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 12. HOWEVER, PLEASE PROVIDE EVEN FURTHER CLARIFICATION AS TO THE NATURE OF THE "EXCHANGEABLE SHARES." FOR INSTANCE, IT APPEARS THAT THE EXCHANGEABLE SHARES UNDERLIE BOTH THE SERIES A AND SERIES B PREFERRED STOCK, WHICH MR. VANDALE USES TO VOTE ON BEHALF OF THE HOLDER OF THE EXCHANGEABLE SHARES. THUS, THE EXCHANGEABLE SHARES THEMSELVES DO NOT HAVE VOTING RIGHTS. FURTHERMORE, IT SEEMS EACH TIME A HOLDER OF THE EXCHANGEABLE SHARES EXCHANGES THEM FOR COMMON STOCK, AN EQUIVALENT NUMBER OF PREFERRED STOCK WILL LOSE VOTING RIGHTS UNTIL EXTINCTION ONCE ALL EXCHANGEABLE SHARES HAVE BEEN EXCHANGED. TO THE EXTENT THIS IS TRUE, PLEASE PROVIDE THIS TYPE OF DISCLOSURE TO CLEARLY EXPLAIN HOW THE EXCHANGEABLE SHARES AND SERIES A AND SERIES B PREFERRED STOCK INTERRELATE.

         RESPONSE: Further clarification of the nature and relationship of the Class A and Class B Preferred Voting Stock and the Exchangeable Shares has been included in the disclosure document. Please see the Revised Preliminary Proxy Statement on Schedule 14A at pages 5 and 6.


Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ DEAN M. SMURTHWAITE

Dean M. Smurthwaite

cc:      Patch International Inc.